UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
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SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. _____)*
Mutual Federal Bancorp, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
62825W 10 2
(CUSIP Number)
Stephen M. Oksas Mutual Federal Savings and Loan Association of Chicago 2212 West Cermak Road Chicago, Illinois 60608-3917 (773) 847-7747
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 4, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-06)

CUSIP No.	62825W 10 2

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mutual Federal Bancorp, MHC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _________________________________________________________________________________
(b) _________________________________________________________________________________

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________

6. Citizenship or Place of Organization Federal

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,545,813

8. Shared Voting Power _________________________________________________________

9. Sole Dispositive Power 2,545,813

10. Shared Dispositive Power _____________________________________________________

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,545,813

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ________________

13. Percent of Class Represented by Amount in Row (11) 70%

14. Type of Reporting Person (See Instructions)
HC, CO
__________________________________________________________________________________________________
__________________________________________________________________________________________________
__________________________________________________________________________________________________

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of Mutual Federal Bancorp, Inc. (the “Company”). The address of the principal executive office of the Company is 2212 West Cermak Road, Chicago, Illinois 60608.

Item 2. Identity and Background

This Schedule 13D is being filed by Mutual Federal Bancorp, MHC (“Mutual MHC”), a federally chartered mutual holding company whose principal business purpose is to own at least a majority of the voting stock of the Company. Mutual MHC’s principal business office is located at 2212 West Cermak Road, Chicago, Illinois 60608.

The following table provides information with respect to the directors and executive officers of Mutual MHC.

Directors and Executive Officers	Present Principal Occupation
Stephen M. Oksas	Chairman, President and Chief Executive Officer of Mutual MHC, the Company and Mutual Federal Savings and Loan Association of Chicago (the “Bank”)
Julie H. Oksas	Executive Vice President of Mutual MHC and the Company; Secretary of Mutual MHC, the Company and the Bank;
Stephanie Simonaitis	Retired
Stanley Balzekas III	General Manager of Balzekas Motor Sales, Inc., Chicago, Illinois
Robert P. Kazan	Neurosurgeon and President of West Suburban Neurosurgical Associates, P.C., Hinsdale, Illinois
Leonard F. Kosacz	Retired
John L. Garlanger	Executive Vice President, Chief Financial Officer and Treasurer of Mutual MHC, the Company and the Bank

The address for each of the foregoing directors and executive officers is 2212 W. Cermak Road, Chicago, IL 60608. Each director and executive officer is a U.S. citizen.

During the last five years, neither Mutual MHC nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the last five years, neither Mutual MHC nor any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On April 4, 2006, the Company sold 30% of its outstanding Common Stock in a subscription offering to depositors of the Bank and the Company’s employee stock ownership plan in accordance with subscription rights granted under the Company’s Stock Issuance Plan (the “Offering”). Concurrently with the Offering, the Company also issued 70% of its outstanding Common Stock to Mutual Federal Bancorp, MHC. At closing, the Company became a subsidiary of Mutual MHC and the Bank became a wholly-owned subsidiary of the Company. On April 4, 2006, each of the directors and executive officers listed in Item 2 above except John L. Garlanger acquired shares of Common Stock with personal funds.

Item 4. Purpose of Transaction

Prior to the Offering, the Bank was a wholly-owned subsidiary of Mutual MHC. Mutual MHC adopted a Stock Issuance Plan to establish the Company as a mid-tier stock holding company and issue capital stock. In accordance with the Stock Issuance Plan and federal regulations, Mutual MHC was required to own at least a majority of the outstanding stock of the Company after the Offering.

Except as otherwise described herein, neither Mutual MHC nor its directors and executive officers currently have any plans or proposals that relate to or would result in:

(a)   the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except that any director or executive officer listed in Item 2 above may determine to purchase for his or her own account additional shares of Common Stock or dispose shares of Common Stock in the open market from time to time;

(b)   an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)   a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)   any change in the present board of directors or management of the Company, including any current plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)   any material change in the present capitalization or dividend policy of the Company;

(f)   any other material change in the Company’s business or corporate structure;

(g)   changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)   causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)   a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a)   Mutual MHC holds 2,545,813 shares of Common Stock, or 70% of the total number of outstanding shares of Common Stock of the Company. The following table sets forth the direct and indirect beneficial ownership of the Common Stock by each of Mutual MHC’s directors and executive officers. All shares held by these individuals were acquired in the Offering except for shares held by John L. Garlanger, which were acquired on April 11, 2006:

Name	Number of Shares	Percent of Common Stock Outstanding
Stephen M. Oksas (1)	25,000	*	%
Stephanie Simonaitis	5,000	*
Leonard F. Kosacz (2)	15,000	*
Robert P. Kazan (3)	15,000	*
Stanley Balzekas III	15,000	*
Julie H. Oksas (4)	19,800	*
John L. Garlanger	2,000	*	%
____________
*      Less than 1%.
(1)    Includes shares held by Mr. Oksas’ wife, Julie H. Oksas. Mr. Oksas may share voting and dispositive power over these shares with
 Ms. Oksas. Also includes shares held as custodian for his children.
(2)    Mr. Kosacz may share voting and dispositive power over these shares with his spouse.
(3)    Mr. Kazan may share voting and dispositive power over these shares with his spouse.
(4)    Includes shares held by Ms. Oksas’ husband, Stephen M. Oksas. Ms. Oksas may share voting and dispositive power over these shares with Mr. Oksas.

(b)   Mutual MHC has sole dispositive and voting power over the shares of Common Stock it holds. Unless otherwise indicated in the table above, each of the foregoing directors and executive officers of Mutual MHC has sole voting and dispositive power over the shares she or he owns.

(c)   Other than the issuance of the aforementioned shares, neither Mutual MHC nor any of its directors and executive officers have engaged in transactions in the Common Stock during the past sixty days.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2006
Date
/s/ Stephen M. Oksas
Signature
Stephen M. Oksas, President and Chief Executive Officer
Name/Title